EXHIBIT 99.1

PACIFIC THERAPEUTICS LTD. ANNOUNCES CHANGE OF AUDITORS

VANCOUVER, BC, Canada – April 16, 2015 – Pacific Therapeutics Ltd. (CNSX: PT) (OTC:PCFTF) (Frankfurt: 1P3) (the “Company”) announces that effective April 16, 2015 the Company is in discussions to replace its Auditor.

The Company has accepted the resignation of James Stafford Inc. Chartered Accountants ("Stafford") as auditor of the Company and are currently in discussions with another firm to be its successor and will announce the appointment of the new auditor when finalized. There were no reservations in Stafford’s reports on any of the financial statements of the Company commencing at the beginning of the most recently completed fiscal years and ending on 31, December 2013. There were also no reportable events between the Company and Stafford.

In accordance with NI 51-102, a notice of change of auditor, together with the required letters from the auditor have been filed on SEDAR

For further information visit our website at www.pacifictherapeutics.com  or email us at doug.unwin@pacifictherapeutics.com

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

409 Granville Street Suite 1023, Vancouver, BC V6C 1T2
Ph: (604) 738-1049                                                      Fax: (604) 738-1094